Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business/Financial Editors:
    Advantage Announces Monthly Distribution, Hedging Update & 2007
    Guidance

    (TSX: AVN.UN, NYSE: AAV)

    CALGARY, Jan. 19 /CNW/ - In light of recent weakness in crude oil and natural gas prices which have been driven by an abnormally mild winter heating season, the Board of Directors of Advantage Energy Income Fund ("Advantage" or
the "Fund") felt it is prudent at this time to adjust the cash distribution for the month of January to $0.15 per Unit from the current $0.18 per Unit.
The revised distribution represents an annualized yield of 14.4% based on the
January 19, 2007 closing price of $12.54 per Unit.
    The distribution will be payable on February 15, 2007 to Unitholders of record at the close of business on January 31, 2007. The ex-distribution date is January 29, 2007. The cash distribution is based on approximately
105.8 million Units outstanding.
    The CDN$0.15 per Unit is equivalent to approximately US$0.13 per Unit if converted using a Canadian/US dollar exchange rate of 1.18. The US dollar equivalent distribution will be based upon the actual Canadian/US exchange rate applied on the payment date and will be net of any Canadian withholding taxes that may apply.

    Hedging Update

    Additional hedging has been completed to help protect cash flows in 2007.
Overall, 40% of our gas is now hedged for the 2007 calendar year at a floor of
$7.51/mcf. For the first quarter of 2007, Advantage has secured 58% of our net gas production at a $8.42/mcf floor. For the summer months, 43% of our net gas production is hedged at a floor of $6.96/mcf. Advantage has also hedged 14% of its 2007 net crude oil production at an average floor price of US$65.00/bbl.

    2007 Guidance

    The Board of Directors of Advantage has approved the Fund's 2007 Capital
Expenditure Budget at $120 to $145 million.

    <<
    The Fund's budget assumes the following operational measures:

        Production                          27,500 to 29,500 boe/d
        Gas/Oil                   66% Natural gas, 34% Oil & Ngl's
        Operating Costs                     $9.25 to $9.75 per boe
        Royalty Rates                                   18% to 20%
    >>

    The budget was prepared with the objective of maintaining options to balance our capital program requirements to available cash flow and to pursue the highest return projects in light of commodity market and industry conditions. Advantage is very well positioned to execute this strategy given the Fund's three year drilling inventory and the diversified long life asset base with a balanced summer and winter drilling program that resulted from the merger of Ketch and Advantage last year.
    The 2007 Budget retains a high degree of activity and will focus on drilling in many of our key properties where a high level of success was realized through 2006. Capital will also be directed to accommodate facility expansions and further develop enhanced recovery schemes as necessary. New drill bit additions are expected to be more effective in replacing production as corporate declines have continued to subside through 2006. Advantage's production now contains very little flush production from high impact wells and concentrated drilling programs (from 2004 and 2005 activities) creating a balanced and predictable platform. During the second and third quarters of
2007, we expect two major third party plant turnarounds which will significantly affect our Lookout Butte and Westerose properties. These two turnarounds combined with well payouts are expected to result in an impact of approximately 400 boe/d to the 2007 annual average.
    The 2007 capital program will include approximately 107 gross (64 net)
wells weighted approximately 50% toward light oil and 50% to natural gas. In
Northeast B.C., an 18 well (15 net) natural gas drilling program is underway for the first quarter of 2007 at Martin Creek. This program will exploit the northern portions of the Field where a successful drilling program was conducted in 2006 which extended pool boundaries. Early results from this drilling program are very positive. A recently completed farmin agreement on adjacent lands gives Advantage the right to earn in 8,948 net acres through drilling activities. Four wells in this winter's program will be drilled on these lands. Combined with Advantage's already commanding position of facilities infrastructure and operatorship, we estimate three years of drilling inventory in this property.
    At Sunset, in Northern Alberta, four wells are planned to follow-up the successful 2006 development drilling program and capital will also be required to expand water flood facilities in this light oil pool.
    In Central Alberta, a 12 well (12 net) program is planned at Nevis for 40 degree light oil where horizontal drilling in 2006 showed excellent results. A net 15 sections of land was added through deals with industry third parties in
2006 bringing the total land to 37.5 net sections on this property. A second development drilling program in the western portion of the Nevis property is underway and facilities will be constructed to accommodate production additions. Additional gas opportunities will be pursued in the Ferrier/Ochiese areas targeting down spacing and follow-up to successes. In Southern Alberta and S.E. Saskatchewan, 13 wells (10 net) will be drilled for oil targets in
2007.
    Looking forward, Advantage's high quality assets, three year drilling inventory, hedging program and excellent tax pools provides many options for the Company and we are committed to maximizing value generation for our
Unitholders.

    <<
    For further information please contact:

                             Investor Relations
                          Toll free: 1-866-393-0393

                         ADVANTAGE ENERGY INCOME FUND
                          3100, 150 - 6th Avenue SW
                           Calgary, Alberta T2P 3Y7
                           Phone:  (403) 261-8810
                           Fax:      (403) 262-0723
                     Web Site:  www.advantageincome.com
                    E-mail: advantage(at)advantageincome.com
    >>

    Advisory

    The information in this press release contains certain forward-looking statements. These statements relate to future events or our future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate",
"assumes", "plan", "continue", "estimate", "expect", "may", "will", "project",
"predict", "potential", "targeting", "intend", "could", "might", "should",
"believe", "would" and similar expressions. These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions; industry conditions; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; fluctuations in commodity prices and foreign exchange and interest rates; stock market volatility and market valuations;
volatility in market prices for oil and natural gas; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions, of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; changes in income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry and income trusts; geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; and obtaining required approvals of regulatory authorities and other risk factors set forth in Advantage's Annual Information Form which is available at www.sedar.com.
Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them. Except as required by law,
Advantage undertakes no obligation to publicly update or revise any forward-looking statements.

    %SEDAR: 00016522E          %CIK: 0001259995

    /For further information: Investor Relations: Toll free: 1-866-393-0393;
ADVANTAGE ENERGY INCOME FUND, 3100, 150 - 6th Avenue SW, Calgary, Alberta, T2P
3Y7, Phone: (403) 261-8810, Fax: (403) 262-0723, Web Site:
www.advantageincome.com, E-mail: advantage(at)advantageincome.com/
    (AVN.UN. AAV)

CO:  Advantage Energy Income Fund

CNW 17:55e 19-JAN-07